Exhibit 99.1

Silicom Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2023

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2023

 Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 6-K. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalized internally developed software costs

As described in Note 2O and Note 8 to the consolidated financial statements, the Company has internally developed software costs of $4.9 million as of December 31, 2023. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs related to internal use software that will be placed in service.

The principal considerations for our determination that performing procedures relating to capitalized internally developed software costs is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to capitalized internally developed software costs due to the significant amount of judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimates, such as the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization;

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for determining the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when internal use software is placed in service and amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Haifa, Israel
March 18, 2024

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31

		2022	2023
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	30,734	46,972
Marketable securities	2F, 4	4,020	7,957
Accounts receivable:
Trade, net	2G	27,258	25,004
Other	5	3,620	3,688
Inventories	6	87,985	51,507

Total current assets		153,617	135,128

Marketable securities	2F, 4	15,163	16,619

Assets held for employees' severance benefits	11	1,715	1,357

Deferred tax assets	15G	502	2,359

Property, plant and equipment, net	7	4,488	3,552

Intangible assets, net	8	6,710	2,253

Operating leases right-of-use, net	10	8,441	6,466

Goodwill	16	25,561	-

Total assets		216,197	167,734

Avi Eizenman	Liron Eizenman	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 18, 2024

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31 (Continued)

		2022	2023
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		15,922	4,139
Other accounts payable and accrued expenses	9	9,641	6,668
Operating lease liabilities	10	1,549	2,070

Total current liabilities		27,112	12,877

Long-term liabilities
Operating lease liabilities	10	6,291	3,877
Liability for employees' severance benefits	11	3,425	2,672
Deferred tax liabilities	15G	74	46

Total liabilities		36,902	19,472

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,670,033 and 7,739,274 issued as at
December 31, 2022 and 2023, respectively;
6,738,706 and 6,405,523 outstanding as at
December 31, 2022 and 2023, respectively		22	22
Additional paid-in capital		66,556	70,671
Treasury shares (at cost) 933,933 and 1,333,751 ordinary shares as at
December 31, 2022 and 2023, respectively		(34,896)	(43,631)
Retained earnings		147,613	121,200

Total shareholders' equity		179,295	148,262

Total liabilities and shareholders’ equity		216,197	167,734

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

		2021	2022	2023
		US$ thousands
	Note	Except for share and per share data

Sales	2N, 13	128,460	150,582	124,131
Cost of sales		84,072	98,626	95,442

Gross profit		44,388	51,956	28,689

Operating expenses
Research and development		20,091	20,563	20,638
Sales and marketing		6,599	6,990	6,935
General and administrative		4,641	4,477	4,229
Impairment of goodwill		-	-	25,561

Total operating expenses		31,331	32,030	57,363

Operating income (loss)		13,057	19,926	(28,674)
Financial income (expenses), net	14	(152)	2,464	1,372

Income (loss) before income taxes		12,905	22,390	(27,302)

Income taxes	15	2,364	4,084	(889)

Net income (loss)		10,541	18,306	(26,413)

Income per share:
Basic income (loss) per ordinary share (US$)	2U	1.544	2.733	(3.942)

Diluted income (loss) per ordinary share (US$)		1.513	2.694	(3.942)

Weighted average number of ordinary
shares used to compute basic income (loss)
per share (in thousands)		6,826	6,697	6,700

Weighted average number of ordinary
shares used to compute diluted income (loss)
per share (in thousands)		6,969	6,796	6,700

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2021	6,899,515	22	60,117	(24,807)	119,505	154,837

Purchase of treasury shares	(322,689)	-	-	(14,291)	-	(14,291)
Reissuance of treasury shares under share-based compensation plan	132,702	*-	411	4,103	-	4,514
Share-based compensation	-	-	2,862	-	-	2,862
Net income	-	-	-	-	10,541	10,541

Balance at December 31, 2021	6,709,528	22	63,390	(34,995)	130,046	158,463

Purchase of treasury shares	(80,120)	-	-	(3,428)	-	(3,428)
Reissuance of treasury shares under share-based compensation plan	109,298	-	(411)	3,527	(739)	2,377
Share-based compensation	-	-	3,577	-	-	3,577
Net income	-	-	-	-	18,306	18,306

Balance at December 31, 2022	6,738,706	22	66,556	(34,896)	147,613	179,295

Exercise of options and RSUs(2)	69,241	-	762	-	-	762

Purchase of treasury shares	(419,657)	-	-	(9,320)	-	(9,320)
Reissuance of treasury shares under share-based compensation plan	17,233	*-	-	585	-	585
Share-based compensation	-	-	3,353	-	-	3,353
Net income (loss)	-	-	-	-	(26,413)	(26,413)

Balance at December 31, 2023	6,405,523	22	70,671	(43,631)	121,200	148,262

(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs").
(3)	Company shares held by the Company. Presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2021	2022	2023
	US$ thousands
Cash flows from operating activities
Net income (loss)	10,541	18,306	(26,413)

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	2,437	2,415	2,497
Impairment of intangible assets	-	-	5,264
Impairment of goodwill	-	-	25,561
Write-down of obsolete inventory	5,246	3,002	6,433
Changes in marketable securities	621	(20)	(140)
Share-based compensation expense	2,862	3,577	3,353
Deferred taxes, net	48	1,178	(1,885)
Changes in assets and liabilities:
Accounts receivable - trade	(9,472)	3,695	2,239
Accounts receivable - other	1,217	396	(138)
Change in liability for employees' severance benefits, net	138	149	(395)
Inventories	(33,526)	(15,289)	29,909
Trade accounts payable	15,031	(12,410)	(11,508)
Other accounts payable and accrued expenses	5,936	(9,089)	(2,852)
Net cash provided by (used in) operating activities	1,079	(4,090)	31,925

Cash flows from investing activities
Proceeds from short term bank deposits	5,000	-	-
Purchase of property, plant and equipment	(2,586)	(2,089)	(1,122)
Investment in intangible assets	(3,572)	(2,603)	(1,092)
Proceeds from maturity of marketable securities	37,850	16,029	4,000
Purchases of marketable securities	(19,927)	(3,998)	(9,623)
Other	-	934	320
Net cash provided by (used in) investing activities	16,765	8,273	(7,517)

Cash flows from financing activities
Exercise of options and RSUs	-	-	762
Purchase of treasury shares	(14,291)	(3,428)	(9,320)
Proceeds from reissuance of treasury shares upon exercise of options	4,514	2,377	585
Net cash used in financing activities	(9,777)	(1,051)	(7,973)

Effect of exchange rate changes on cash balances held	542	(1,683)	(197)

Increase in cash and cash equivalents	8,609	1,449	16,238

Cash and cash equivalents at beginning of year	20,676	29,285	30,734
Cash and cash equivalents at end of year	29,285	30,734	46,972

Supplementary cash flow information
A. Non-cash transactions:
Additions of right of use assets and lease liabilities	451	1,433	388
Termination of lease agreements	-	-	(620)
Investments in property, plant and equipment	59	37	54
	510	1,470	(178)
B. Cash paid (received) during the year for:
Income taxes	2,371	(411)	601

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

On 7 October 2023, Hamas terrorists infiltrated into Israel from Gaza and carried out a terrorist attack on Israeli communities. Israeli forces subsequently began a counter-attack in Gaza, and the Israeli government has declared that Israel is at war. The war between Israel and Hamas may affect the security situation in Israel and therefore could adversely affect the Company's business, financial condition and results of operations. As of December 31, 2023, the war did not have a material effect of the Company's business, financial condition and results of operations.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 13A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the dollar is the currency that represents the principal economic environment in which the Company operates and is thus its functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the transaction date exchange rates are used. Depreciation, amortization and other changes deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded as net financial income or expenses.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include credit loss, income taxes, impairment of inventories, impairment of goodwill, capitalized software costs and the assumptions used to estimate the fair value of share-based compensation.

D.	Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

E.	Marketable securities

The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Such amortization and accretion are included in the "Financial income, net" line item in the consolidated statements of operations.

The Company recognizes current expected credit losses for financial assets held at amortized cost. The Company uses forward-looking information to calculate credit loss estimates.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

F.	Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Company presents accounts receivable in the consolidated balance sheets net of allowance for expected credit losses for potential uncollectible amounts. The Company estimates the collectability of accounts receivable balances and adjust the allowance for expected credit losses based on the Company's assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. The Company also considers a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions.

As of December 31, 2022 and 2023, allowance for credit losses amounted to US$ 20 thousand.

G.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.

The Company writes down obsolete or slow moving inventory to its net realizable value.

H.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

I.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

*  Over the shorter term of the lease or the useful life of the asset

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

J.	Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company operates in one operating segment and this segment comprises one reporting unit.

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in the amortization of such intangible assets in the straight-line method.

For the years ended December 31, 2021 and 2022, no impairment losses were recorded.

The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. See note 8.

The Company recorded a goodwill impairment loss of US$ 25,561 thousand in the year ended December 31, 2023. See note 16.

K.	Impairment of long-lived assets

In accordance with Impairment or Disposal of long-lived assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Overall. Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

L.	Leases

The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize right-of-use ("ROU") assets or lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

As of December 31, 2023, all of the Company's leases are operating leases.

On the commencement date, the lease payments shall include variable lease payments that depend on an index (such as the Consumer Price Index), initially measured using the index at the commencement date. The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.

Variable payments that depends on use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

The Company’s incremental borrowing rate for a lease is the rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event). The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term.

The Company’s lease agreements have remaining lease terms of 1 to 7 years. Some of these agreements include options to terminate the leases immediately. During the year ended December 31, 2023, the Company reached agreements with the lessors to terminate two leases, and accordingly the Company derecognized right of use assets and lease liabilities in the amount of US$ 620 thousand.

Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company’s lease agreements do not contain any residual value guarantees. See Note 10.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

M.	Revenue recognition

The Company derives revenues primarily from the sale of networking and data infrastructure solutions.

The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Each of the Company's contracts includes one type of performance obligation. The Company evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Most of the Company's revenues are recognized at a point in time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

N.	Cost of sales

Cost of sales consist primarily of production costs of finished goods manufactured by the Company, with assistance of sub-contractors, from (i) components purchased from third parties, and (ii) sub-assemblies manufactured by sub-contractors under the Company’s directions and supervision as well as employee-related expenses and overhead expenses of the Company’s production lines.

O.	Research and development costs and capitalized software development costs

Software development costs (mainly salary) related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. In addition, management applied judgment in determining when to cease the capitalization of costs related to internal use software that will be placed in service.

Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

P.	Allowance for product warranty

The Company grants assurance-type warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

Q.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity. The Company reissues treasury shares under the Global Share Incentive Plan (2013), upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares, based on the Company's policy of first-in, first-out (FIFO), is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.

R.	Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of uncertain tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, as the Company's intention is to hold, and not to realize the investments.

S.	Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:

When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

S.	Share-based compensation (cont’d)

Equity awards granted to employees are accounted for using the grant date fair value method. The grant date fair value is determined as follows: for stock options using the Binomial option-pricing model and for restricted stock units (“RSUs”) based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. The fair value of share based payment awards is recognized as an expense over the vesting period. The expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market. For awards with market conditions, compensation expense is not reversed if the market conditions are not satisfied.

T.	Basic earnings (loss) and diluted earnings (loss) per share

Basic earnings (loss) per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding (net of treasury shares). Diluted earnings (loss) per ordinary share calculation is similar to basic earnings (loss) per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31
	2021	2022	2023
Net earnings (loss) attributable to ordinary shares
(US$ thousands)	10,541	18,306	(26,413)

Weighted average number of ordinary shares outstanding
used in basic earnings (loss) per ordinary share calculation	6,825,630	6,696,671	6,699,813

Add of outstanding dilutive potential ordinary shares	143,172	99,748	-

Weighted average number of ordinary shares outstanding
used in diluted earnings (loss) per ordinary share calculation	6,968,802	6,796,419	6,699,813

Basic earnings (loss) per ordinary shares (US$)	1.544	2.733	(3.942)

Diluted earnings (loss) per ordinary shares (US$)	1.513	2.694	(3.942)

Weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	65,534	251,868	69,005

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Comprehensive Income

For the years ended December 31, 2021, 2022 and 2023, comprehensive income equals net income.

V.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable and other payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these instruments. The fair value of marketable securities is presented in Note 4 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

W.	Concentrations of risks

(1)	Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2022 and 2023, the ratings of the securities in the Company's portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Significant customers

The Company's top two ultimate customers accounted for approximately 30% of its revenues in 2023. In addition, out of the trade receivable as of December 31, 2023, an amount of US$ 14,265 thousand is due to one customer. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 13.

X.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Y.	New accounting pronouncements

Recently issued accounting pronouncements, not yet adopted.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets.

Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents
	December 31
	2022	2023
	US$ thousands

Cash	24,016	42,009
Cash equivalents *	6,718	4,963
	30,734	46,972

*	Comprised mainly of bank deposits in USD as at December 31, 2022 and 2023 carrying a weighted average interest rate of 3.10% and 4.57%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2022 and 2023 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2023
Held to maturity:
Corporate debt securities and government debt securities
Current	8,022	-	(121)	7,901
Non-Current (1 to 3 years)	16,742	-	(558)	16,184
	24,764	-	(679)	24,085

At December 31, 2022
Held to maturity:
Corporate debt securities and government debt securities
Current	4,038	-	(111)	3,927
Non-Current (1 to 4 years)	15,283	-	(1,214)	14,069

	19,321	-	(1,325)	17,996

*	Fair value is being determined using Level 2 inputs.
**	Including accrued interest in the amount of US$ 138 thousand and US$ 188 thousand as of December 31, 2022 and 2023, respectively.
The accrued interest is presented as part of other receivables on the balance sheet.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)
Activity in marketable securities in 2023 and 2022	US$ thousands

Balance at January 1, 2022	32,266

Purchases of marketable securities	3,998
Changes in marketable securities, net	(914)
Proceeds from maturity of marketable securities	(16,029)

Balance at January 1, 2023	19,321

Purchases of marketable securities	9,623
Changes in marketable securities, net	(180)
Proceeds from maturity of marketable securities	(4,000)

Balance at December 31, 2023	24,764

The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2023:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(99)	8,690	(580)	15,395	(679)	24,085

The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Other Receivables

	December 31
	2022	2023
	US$ thousands

Advances to suppliers	421	136
Government authorities	1,437	2,030
Prepaid expense	936	829
Other receivables	826	693
	3,620	3,688

Note 6 - Inventories

	December 31
	2022	2023
	US$ thousands

Raw materials and components	71,861	36,979
Products in process	12,417	9,189
Finished products	3,707	5,339
	87,985	51,507

In the years ended December 31, 2021, 2022 and 2023, the Company recorded inventory write-downs in the amount of US$ 5,246 thousand, US$ 3,002 thousand and US$ 6,433 thousand, respectively.

Note 7 - Property, Plant and Equipment, Net

	December 31
	2022	2023
	US$ thousands

Machinery and equipment	19,298	20,460
Office furniture and equipment	1,190	1,229
Leasehold improvements	3,472	3,547

Property, plant and equipment	23,960	25,236

Accumulated depreciation	(19,472)	(21,684)

Property, Plant and equipment, net	4,488	3,552

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 were US$ 2,009 thousand, US$ 2,208 thousand and US$ 2,212 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Intangible Assets

		December 31
		2022	2023
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	8	9,081	4,909
Licenses	3	633	633
		9,714	5,542
Accumulated amortization:
Capitalization of software development costs		2,431	2,695
Licenses		573	594
		3,004	3,289

Intangible assets, net:
Capitalization of software development costs		6,650	2,214
Licenses		60	39
		6,710	2,253

Amortization expense for the years ended December 31, 2021, 2022 and 2023 were US$ 428 thousand, US$ 207 thousand and US$ 285 thousand, respectively. The estimates amortization of capitalized software development costs in relation to developments that were available for general release to customers, as of December 31, 2023, are US$ 303 thousand in 2024, US$ 451 thousand in 2025 and US$ 501 thousand in each of the years 2026 through 2028. The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. The impairment was recorded in cost of sales.

Note 9 - Other accounts payable and accrued expenses

	December 31
	2022	2023
	US$ thousands

Accrued expenses	2,338	2,008
Employee benefits	5,958	3,675
Government authorities	663	520
Other payables	682	465
	9,641	6,668

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.	The components of operating lease cost for the year ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31
	2021	2022	2023
	US$ thousands
Operating lease costs (mainly plant and offices)	1,921	1,872	1,799
Variable lease payments not included in the lease liability	8	62	103
Short-term lease cost	278	273	248
Total operating lease cost	2,207	2,207	2,150

B.	Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31
	2021	2022	2023
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,887	1,847	1,662
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Additions of operating leases	451	1,269	388
Termination of operating leases	-	-	(620)

C.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2022	2023
	US$ thousands
Operating leases:
Operating leases right-of-use	8,441	6,466

Current operating lease liabilities	1,549	2,070
Non-current operating lease liabilities	6,291	3,877
Total operating lease liabilities	7,840	5,947

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)
D.	Supplemental balance sheet information related to operating leases was as follows (cont’d):

	December 31
	2022	2023
	US$ thousands

Weighted average remaining lease term (years)	7.7	5.8

Weighted average discount rate	2.9%	2.3%

E.	Future lease payments under non-cancellable leases as of December 31, 2023 were as follows:

December 31, 2023
US$ thousands

2024	1,346
2025	1,100
2026	981
2027	797
2028	771
After 2028	1,413
Total operating lease payments	6,408
Less: imputed interest	(461)
Present value of lease liabilities	5,947

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the Company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.
Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either upon termination of employment or retirement.

D.
Expenses recorded with respect to employees' severance payments for the years ended December 31, 2021, 2022 and 2023, mainly attributed to Section 14, were US$ 1,104 thousand, US$ 1,194 thousand and US$ 878 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Capital and reserves

On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On April 29, 2021 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On May 1, 2023, the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan began on May 8, 2023. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.

Share based compensation

A.
On October 21, 2013, the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, our Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares, and on January 27, 2022, the Board increased the number of our ordinary shares available for issuance by an additional 750,000 Ordinary. In October 2023, the Board approved the extension of our Global Share Incentive Plan (2013) by an additional ten years. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

B.
Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Capital gains on awards granted under the plans are subjected to tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

Gains which are not capital gains on awards under the plans are subjected to regular tax rates on individuals, and the Company is entitled to a tax deduction for such gains.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2020, 2022 and 2023, the Company granted 86,000, 16,000 and 86,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 33.83 and the Option expiration date was the earlier to occur of: (a) January 31, 2027; and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.55%
Expected dividend yield	0.0%
Average expected volatility (b)	44.62%
Termination rate	9%
Suboptimal factor (c)	3.18

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	On June 8, 2020, the Company granted, in the aggregate, 148,426 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 32.54 and the Option expiration date was the earlier to occur of: (a) June 8, 2028; and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	0.75%
Expected dividend yield	0.0%
Average expected volatility (b)	45.29%
Termination rate	9%
Suboptimal factor (c)	3.16

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	On June 3, 2021, the Company granted, in the aggregate, 133,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 41.84 and the Option expiration date was the earlier to occur of: (a) June 3, 2029; and (b) the closing price of the shares falling below US$ 20.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.41%
Expected dividend yield	0.0%
Average expected volatility (b)	45.28%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	On January 27, 2022, the Company granted, in the aggregate, 121,508 options to certain of its employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 47.98 and the Option expiration date was the earlier to occur of: (a) January 27, 2030; and (b) the closing price of the shares falling below US$ 23.99 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.79%
Expected dividend yield	0.0%
Average expected volatility (b)	44.38%
Termination rate	9%
Suboptimal factor (c)	3.16

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	On June 7, 2022, the Company granted, in the aggregate, 26,666 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 35.69 and the Option expiration date was the earlier to occur of: (a) June 7, 2030; and (b) the closing price of the shares falling below US$ 17.85 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.01%
Expected dividend yield	0.0%
Average expected volatility (b)	43.93%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	On July 1, 2022, the Company granted, in the aggregate, 50,000 options to certain of its employee under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 34.90 and the Option expiration date was the earlier to occur of: (a) July 1, 2030; and (b) the closing price of the shares falling below US$ 17.45 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.91%
Expected dividend yield	0.0%
Average expected volatility (b)	44.02%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	On June 14, 2023, the Company granted, in the aggregate, 137,911 options to certain of its employee under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 35.12 and the Option expiration date was the earlier to occur of: (a) July 1, 2031; and (b) the closing price of the shares falling below US$ 17.56 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.91%
Expected dividend yield	0.0%
Average expected volatility (b)	41.78%
Termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The following table summarizes information regarding stock options as at December 31, 2023:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)
33.27	10,148	2.3	10,148	2.3

The aggregate intrinsic value of options outstanding as of December 31, 2022 and 2023 is US$ 3,457 thousand and US$ 0 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2022 and 2023 is US$ 2,887 thousand and US$ 0 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2022 and 2023, is US$ 600 thousand and US$ 401 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	The stock option activity under the abovementioned plans is as follows:

		Weighted	Weighted
	Number	average exercise	average grant date
	of options	price	fair value
		US$	US$

Balance at January 1, 2021	590,047

Granted	133,925	41.84	16.62
Exercised	(132,702)	34.01	12.85
Forfeited	(11,749)	35.79	15.39

Balance at December 31, 2021	579,521

Granted	198,174	40.82	15.13
Exercised	(66,298)	33.09	13.21
Forfeited	(50,335)	41.67	15.75

Balance at December 31, 2022	661,062

Granted	137,911	35.12	15.84
Exercised	(45,474)	29.91	12.33
Forfeited	(14,256)	40.40	15.90
Expired	(729,095)	37.80	15.05

Balance at December 31, 2023	10,148
Exercisable at December 31, 2023	10,148

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

M.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2021	86,000

Granted	-
Vested	-

Balance at December 31, 2021	86,000

Granted	16,000	43.02
Forfeited	(2,000)	35.33
Vested	(43,000)	35.33

Balance at December 31, 2022	57,000

Granted	86,000	36.24
Forfeited	(8,000)	36.24
Vested	(41,000)	35.33

Balance at December 31, 2023	94,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2022 and December 31, 2023 is US$ 2,403 thousand and US$ 1,701 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

N.	During 2021, 2022 and 2023, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2021	2022	2023
	US$ thousands

Cost of sales	480	638	428
Research and development costs	1,011	1,454	1,423
Selling and marketing expenses	697	774	747
General and administrative expenses	674	711	755

	2,862	3,577	3,353

As of December 31, 2023, there were US$ 4,234 thousand of unrecognized compensation costs related to stock options and RSUs to be recognized over a weighted average period of 1.42 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 40 thousand and US$ 81 thousand for the year ended December 31, 2022 and December 31, 2023.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Year ended December 31
	2021	2022	2023
	US$ thousands

USA	88,556	107,908	103,985
North America - other	964	836	1,442
Israel	9,936	13,586	7,560
Europe	19,383	20,715	8,048
Asia-Pacific	9,621	7,537	3,096

	128,460	150,582	124,131

B.	Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2021	2022	2023
	US$ thousands

Customer "A"	3,439	3,733	26,808
Customer "B"	19,184	22,926	11,018

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)
C.	Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2022 and 2023:

	Year ended December 31
	2022	2023
	US$ thousands

North America	827	626
Europe	224	153
Israel	11,878	9,239

	12,929	10,018

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2021	2022	2023
	US$ thousands

Interest income	927	230	1,254
Exchange rate differences, net	(1,031)	2,308	163
Bank charges	(48)	(74)	(45)

	(152)	2,464	1,372

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income

A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested Company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the taxable income or loss and the tax basis of assets and liabilities of the Company’s Israeli operations are denominated in US Dollars.

B.	Corporate tax rate in Israel

The regular corporate tax rate applied to taxable income of Israeli companies is 23% (as from 2018 onwards).

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")

1.
On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011, and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period.

Under the Amendment to the Law, upon an irrevocable election made by a Company, a uniform corporate tax rate will apply to all preferred income of such Company. The Company elected to apply the uniform corporate tax rate as of 2014. From 2017 onwards, the uniform tax rate is to be 7.5% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The Company has two facilities in Israel of which one of them is located in Development Zone A. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20% (or a lower rate under an applicable tax treaty).

Should the Company derive income from sources other than the Preferred Company, such income will be taxable at the regular corporate tax rates for the applicable year.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)
On December 29, 2016, the Israeli Parliament (the "Knesset") enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

The benefits will be awarded to a “preferred Company” that has a “preferred technological enterprise” or a “special preferred technological enterprise” with respect to taxable “preferred technological income” per its definition in the Law.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in "Development Area A" in Israel - to a reduced tax rate of 7.5%. A Company that owns a special preferred technological enterprise will be subject to a reduced corporate tax rate of 6% regardless of the development area in which the enterprise is located. The Amendment is effective as from January 1, 2017.

On June 14, 2017, the Knesset Finance Committee approved "Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017" (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks, including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

Should the Company derive income from sources other than the “preferred technological enterprise”, such income will be taxable at the "Preferred Company" tax rate (for manufacturing activity in Israel) or regular corporate tax rates for the applicable year.

As a result of the aforesaid legislation, starting 2021 the Company implement the “preferred technological enterprise” tax benefit track.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

2.
In the event of distribution by the Company of dividends out of its retained earnings that were generated prior to the 2014 tax year and were tax exempt under the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2023, approximately US$ 48,135 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 12,034 thousand would be incurred as of December 31, 2023. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Investment Law) may entail additional corporate tax liability to the distributing Company. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

D.	Taxation of the subsidiaries

1.
The subsidiary Silicom Inc. files tax returns with US federal tax authorities and with state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee, Texas and Illinois.

The federal corporate income tax rate is 21% and the state corporate tax is approximately 8% in average.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark, subject to corporate tax of 22%.

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 18,317 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2023. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 2,083 thousand at December 31, 2023.

E.	Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2017.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2019. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2018. For the New York and Texas state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2019. For the Virginia, Tennessee, and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2020. For the Illinois state jurisdiction, Silicom Inc. has open tax assessments for the years 2020 through 2023.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2019.

4.	The balance of the operating loss carryforwards as of December 31, 2023, is US$ 3,466 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)
F.	Income (loss) before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2021	2022	2023
	US$ thousands

Income (loss) before income taxes:
Israel	7,486	17,915	(30,101)
Foreign jurisdictions	5,419	4,475	2,799
	12,905	22,390	(27,302)

Current taxes:
Israel	1,281	1,765	201
Foreign jurisdictions	1,192	1,198	921
	2,473	2,963	1,122

Current tax (benefits) expenses relating
to prior years:
Israel	(10)	(215)	(10)
Foreign jurisdictions	(147)	158	(116)
	(157)	(57)	(126)

Deferred taxes:
Israel	174	1,114	(1,857)
Foreign jurisdictions	(126)	64	(28)
	48	1,178	(1,885)

Income tax expense (benefit)	2,364	4,084	(889)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.	Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2022	2023
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	362	266
Research and development costs	1,380	1,065
Operating loss carryforwards	-	306
Share based compensation	391	338
Intangible assets	163	117
Operating lease liabilities	693	446
Goodwill*	-	382
Other	54	39
Total deferred tax assets	3,043	2,959

Deferred tax liabilities:
Intangible assets	(357)	(161)
Goodwill*	(1,511)	-
Operating leases right-of-use, net	(747)	(485)
Total deferred tax liabilities	(2,615)	(646)

Net deferred tax assets	428	2,313

In Israel	502	2,359
Foreign jurisdictions	(74)	(46)
Net deferred tax assets	428	2,313

Non-current deferred tax assets	502	2,359
Non-current deferred tax liabilities	(74)	(46)

* The recognized goodwill is deductible for income tax purposes for 10 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)
H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2021	2022	2023
	US$ thousands

Income (loss) before income taxes	12,905	22,390	(27,302)
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	2,968	5,150	(6,279)

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	395	566	4,308
Prior years adjustments	(157)	(57)	(126)
Tax effect due to "Preferred Enterprise" status	(577)	1,949	784
Statutory rate differential	(86)	168	221
Other	(179)	206	203

Income tax expense (benefit)	2,364	4,084	(889)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

I.	Accounting for uncertainty in income taxes

The accounting literature clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2021, 2022 and 2023 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Goodwill

The Company operates as one reporting unit. Goodwill assigned to the Company's reporting unit is tested for impairment at least annually, and whenever there are triggering events that create a situation where goodwill is more likely than not impaired.

As of December 31, 2023, the annual impairment test indicated that the carrying amount of the Company's reporting unit exceeded the Company's market capitalization, which was primarily due to the significant decline in the Company's stock price during the fourth quarter of 2023. The assessment of goodwill impairment is based on the market capitalization of the Company, using quoted market prices of the Company’s stock.

Consequently, for the year ended December 31, 2023, the Company deemed its entire goodwill of US$ 25,561 thousand impaired and recorded an impairment charge of US$ 25,561 thousand. For the years ended December 31, 2021 and 2022, the Company did not record any impairment charge of goodwill.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Subsequent Events

In March 2024, the Company’s compensation committee and board of directors, respectively, has approved the grant of a total of 410,714 options and 2,969 RSUs under the Global Share Incentive Plan (2013) (as extended on October 26, 2023), of which options and RSUs granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2024, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.